Exhibit 99.91

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS WIDE INTERSECTIONS WITH HIGH-GRADE SECTIONS WITHIN PORPHYRY ZONE AT THUNDER CREEK, UNDERGROUND AND SURFACE DRILLING HIGHLIGHT POTENTIAL TO EXPAND MINERALIZED SYSTEM

•                 Underground drilling from east edge of Porphyry Zone near 730 Level intersects 75.14 gpt over 18.60, including 284.19 gpt over 4.60m, and 3.30 gpt over 76.70m within broader intercept grading 11.53 gpt over 147.30m, new hole drilled nearly perpendicular to discovery hole TC-09-68B (12.75 gpt over 83.40m)

•                 Surface drilling in untested area near west edge of deposit intersects 5.92 gpt over 9.90m and 4.67 gpt over 6.40m, potential to extend mineralization to west and towards surface of new intersections considered excellent

•                 Hanging wall drifts being developed to support deep drilling planned for later in 2011

Toronto, Ontario (March 4, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 6 drill holes (3,035 metres) from the 730 Level at the Thunder Creek Project with 4 holes (1,060 metres) being collared underground and 2 holes (1,975 metres) on surface. The holes are part of a continuing drill program to define the overall geometry and grade of the Porphyry and Rusk Zones near the 730 elevation in order to complete an initial National Instrument 43-101 compliant resource estimate.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are very exciting as they provide confirmation that we are dealing with a very special gold deposit at Thunder Creek which is already meeting and exceeding our original expectations in terms of size and grades. With today’s drill holes we have now recorded very wide intersections with high-grade sections from multiple directions. Given the location of some of the intercepts they also demonstrate the potential to expand the zones, which supports our belief that what we may have is one very large mineralized system that runs along the Timmins Mine, Thunder Creek and 144 trend. We are continuing our aggressive drill program at Thunder Creek with five drills currently active in support of our efforts to establish an initial National Instrument 43-101 resource later this year. In addition, we are also developing two hanging wall drifts and will use these drifts to drill for extensions between the 300 and 730 levels and to a depth of 1,500 metres. The potential to extend the mineralization to depth is excellent as both the Rusk and Porphyry zones remain open and the size of the porphyry stock increases the deeper it goes.”

Three of the new holes drilled from underground (730-005,730-008 and 730-009) were collared near the east edge of the Porphyry Zone and one hole (650-004b) was collared on the west side of the new access drift from the Timmins Mine. Significant results from the new holes collared east of the zones are 75.14 gpt over 18.60m, including 284.19 gpt over 4.60m, and 3.30 gpt over 76.70m within a broader intercept of 11.53 gpt over 147.30m. 730-005 and 730-009 were drilled in a westerly direction at horizontal and minus 25 degree angles, respectively, and 730-008 was drilled at a horizontal angle in a southerly direction. The midpoint of the new intersection in 730-009 is approximately 12 metres below the intersection in TC-09-68B, with the two holes being nearly perpendicular in direction. TC-09-68B was the original discovery hole for the Porphyry Zone and graded 12.75 gpt over 83.40m (see press release dated June 24, 2009).

Results from 650-004b, which was drilled from the same cut out as the previously reported underground hole 650-001, which intersected 4.91 gpt over 99.60m (see press release dated November 24, 2010) were also positive and included 3.11 gpt over 95.70m. 650-004b passed approximately 25 metres below 650-001 and strongly confirms the drill results from that initial underground hole.

Observations to date indicate that mineralization near the 730 Level occurs within a broad envelope containing lenses of higher grade material throughout. The overall envelope covers the entire width of the Rusk and Porphyry zones and measures approximately 175 metres long and 100 metres wide. High grade material in the Porphyry Zone seems closely associated with swarms of quartz veining along with local visible gold, while high grades in the Rusk Zone are associated with strongly folded, altered and pyritic zones of pyroxenite. Of interest, drilling from the 730 level has now been completed across the mineralized envelope in a variety of directions and obtained high grades over significant widths from each.

Significant results from surface drilling included 5.92 gpt over 9.90m in TC09-69h and 4.67 gpt over 6.40m in TC09-69j from the Rusk Zone. These holes were drilled near the present west limit of the Rusk Zone, approximately 100 metres above the 730 Level and continue to show strong potential to expand the zone in this direction.

Drilling is continuing at the Thunder Creek project with 5 drills, including two drills near the 300 Level, two drills near the 730 Level and one drill on surface. Work is also continuing with the development of hanging wall drifts on the 300 and 730 levels in order to allow better drill coverage in areas between the 300 and 730 levels and to an eventual depth of 1,500 metres. The deepest holes to test the zone to date are at a vertical depth of 1,000 metres and indicate the Rusk and Porphyry zones are open to depth and that the Porphyry stock hosting the Porphyry zone is increasing in size.

Quality Control

The Company’s Qualified Person (“QP”) for the drilling being completed on the Thunder Creek property is Dean Crick, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of all drill core. Assays have been completed at both ALS Chemex (TC200 series holes) and LSG — Bell Creek lab (TC300 series holes); both labs use a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams (ALS Chemex) and 20 grams (Bell Creek) per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Mineralized sections of the Porphyry Zone are analyzed using the “metallics” or screen fire assay technique. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to either the Bell Creek lab for preparation and analysis or to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, BC. ALS Chemex is a fully certified laboratory with ISOIEC 17025 certification. The LSG - Bell Creek lab conducts in-house analysis of mill, underground and drill core samples and is not an ISOIEC 17025 certified laboratory.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Table 1 - Thunder Creek - Significant new assay results

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
TC650-004b	363.10	458.80	3.11	95.70	Porphyry
including	372.55	407.20	4.53	34.65	Porphyry
TC730-005	0.00	113.50	2.96	113.50	Porphyry
including	1.00	64.50	3.41	63.50	Porphyry
TC730-008	0.00	57.00	4.69	57.00	Porphyry
including	1.00	34.40	7.46	33.40	Porphyry
TC730-009	7.10	154.40	11.53	147.30	Porphyry
including	7.10	25.70	75.14	18.60	Porphyry
including	21.10	25.70	284.19	4.60	Porphyry
including	25.70	102.40	3.30	76.70
TC09-69h	753.10	763.00	5.92	9.90	Rusk
including	753.70	757.90	10.56	4.20
TC09-69j	734.20	740.60	4.67	6.40	Rusk
including	738.20	740.60	6.36	2.40

Notes:

1)    Assays are reported uncut.

2)    True widths are not reported at this time.

Figure 1. Plan View

Legend
Rusk / Porphyry Mineralized Envelope
TC-144 Alteration Zone
Porphyry
Altered Ultramafic (Rusk Zone)
Ultramafic
Mafic Volcanics
Sediments
Current Drill Holes
N
710 Drill Drift
Planned
TC650-004B
TC650-001
TC650-005
TC650-004B
3.11 /95.70
incl. 4.53 /34.65
TC730-005
2.96 /113.50
incl. 3.41 /63.50
TC730-004
12.11 /35.20
incl. 18.67 /19.85
14.38 /38.80
incl. 20.22 /14.80
TC730-001
3.53 /105.00
TC09-69A
3.03 /89.10
TC650-001
4.91 /99.60
incl. 6.92 /61.40
TC730-008
4.69 /57.00
incl. 7.46 /33.40
TC09-68B
12.75 /83.40
TC730-009
11.53 /147.30
incl. 75.14 /18.60
incl. 284.19 /4.60
incl. 3.30 /76.70
TC730-006
1.81 /91.80
TC09-80C
TC09-69A
OPEN
Composites:
11.53 /147.30
gpt Au over meters
0 15 30 60
Meters
4300
4400
4500
4600
7300
7200
7100
7000
LAKE SHORE
GOLD CORP.
THUNDER CREEK PROJECT
PLAN VIEW - 730 LEVEL
Date: March, 2011 Name: DC,EK
File: tc730-levelplan_MARCH2011.mxd

Figure 2. 3D View

Thunder Creek
TC08-54
5.90 /26.35
incl. 11.20 /10.40
TC09-69h
5.92 /9.90
incl. 10.56 /4.20
TC730-005
2.96 /113.50
incl. 3.41 /63.50
TC09-69a
3.03 /89.10
TC730-001
3.53 /105.00
TC09-68b
12.75 /83.40
TC730-008
4.69 /57.00
incl. 7.46 /33.40
TC650-004B
3.11 /95.70
incl. 4.53 /34.65
TC650-001
4.91 /99.60
TC730-009
11.53 /147.30
incl. 75.14 /18.60
incl. 284.19 /4.60
incl. 3.30 /76.70
Planned
710 Drill Drift
530 Level
730 Level
830 Level
TC730-005
TC730-008
TC650-004B
TC650-001
TC730-009
TC-09-69h
TC09-69g
TC09-69a
TC09-68b
TC09-68
Composites:
11.53 /147.30
gpt Au over meters
LAKE SHORE
GOLD CORP.
3D VIEW OF
THUNDER CREEK DEPOSITS
730 LEVEL
Date: March, 2011
File: tc-tw-3d-mar_2011.mxd
Name: